

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2010

Michael T. Dance
Chief Financial Officer
Essex Property Trust, Inc.
925 East Meadow Drive
Palo Alto, CA 94303

> **Re: Essex Property Trust, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement**
> **Filed March 22, 2010**
> **File No. 001-13106**

Dear Mr. Dance:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 2. Properties

Occupancy Rates, page 15

1.   We note that your disclosure reflects the "financial occupancy" rate with respect to
        stabilized communities and the "physical occupancy" rate with respect to properties that
        have not yet stabilized. Please expand this disclosure to also report the physical
        occupancy rate for all of your properties on a portfolio basis. Also, please explain in
        more detail how you estimate the market rate used in your calculation of financial
        occupancy. Confirm that you will provide this disclosure in future filings and tell us how
        you plan to comply.

Item 6. Selected Financial Data, page 26

2.   Please tell us if you considered Same-property gross operating margin, Average same-
        property monthly rental rate per apartment unit, Average same-property monthly
        operating expenses per apartment unit and Same-property occupancy rate to be non-
        GAAP measures under Item 10(e) of Regulation S-K. To the extent you believe these are
        not non-GAAP measures, please tell us how you made this determination. To the extent
        you believe these are non-GAAP measures, please tell us how you have complied with
        Item 10(e) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Results of Operations, page 29

3.   Please refer to the discussion of *2009/2008 Same-Property Revenues* on page 30. We
        note that revenues decreased in 2009 due to a decrease in schedule rents. Please tell us
        the reasons for the decreases in scheduled rents. Similarly, please tell us the reasons that
        management fees earned from Fund II, as disclosed under *Management and other fees
        from affiliates* increased in 2009 compared to 2008. Confirm that you will provide
        similar disclosure throughout your discussion of results of operations in future filings.

Item 9A. Controls and Procedures, page 41

4.   Please tell us how you have complied with Item 307 of Regulation S-K, or tell us how
        you determined it was appropriate to qualify your conclusion that your disclosure
        controls and procedures are effective "in timely alerting management to material
        information relating to the Company that is required to be included in our periodic filings
        with the Securities and Exchange Commission."

Financial Statements

Consolidated Balance Sheets, F-4

5.   Please tell us and disclose the provisions of your Series G Cumulative Convertible
        Preferred Stock that required classification outside of Stockholders' Equity.

Consolidated Statements of Operations, page F-5

6.   In light of your placement of interest expense, please tell us how you have complied with
        Rule 5-03 of Regulation S-X.

 (2) Summary of Critical and Significant Accounting Policies

(f) Marketable Securities, page F-11

7.   Please tell us how you have complied with ASC 320-10-50, or tell us how you have
        determined it was not necessary to provide the applicable disclosures for your available
        for sale securities.

(16) Commitments and Contingencies, page F-29

8.   Please tell us how you have complied with paragraph 4 of ASC 460-10-50, or tell us why
        you believe it was not necessary to include these disclosures for your performance
        guarantee related to the Joule Broadway development project.

Exhibit 31.1 and 31.2

9.   We note your certifications do not comply with the content of the certifications required
        under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have
        replaced the word "control" with "controls" in paragraph 4(b) and you have replaced the
        word "information" with "data" in paragraph 5(a). Please revise your certifications in
        future filings to comply with the Exchange Act Rules.

Schedule 14A

Executive Compensation, page 15

10.   We note that you have not included any disclosure in response to Item 402(s) of
        Regulation S-K. Please tell us of the basis for your conclusion that disclosure is not
        necessary, and describe the process you undertook to reach that conclusion.

Compensation Discussion and Analysis, page 15

Annual Bonuses, page 17

11.   As you do for 2010, please disclose the target bonus amounts that you have established for each named executive officer for 2009. In addition, please clarify how target amounts are determined, and explain why some executive officers receive target amounts that are a higher percentage of base salary than others. Please provide this disclosure in future filings and tell us how you plan to comply.

12.   We note that both corporate performance as well as individual performance is taken into consideration when deciding NEO annual bonuses. For each NEO, please describe how individual performance affected that NEO's 2009 annual bonus. Please provide this disclosure in future filings and tell us how you plan to comply.

13.   You disclose that for 2009, the following specific goals were set for corporate performance:
- Achieve a Funds from Operations (a "FFO") per diluted share amount for 2009 of $5.91 per diluted share; and
- Rank in the top quartile of multifamily REITs with respect to 2009 FFO per share growth.

You provide similar disclosure regarding corporate performance goals for 2010. Please also disclose how and why these specific performance goals for 2009 and 2010 were chosen. Please refer to Item 402(b)(1) of Regulation S-K. Please provide this disclosure in future filings and tell us how you plan to comply.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg, Attorney Advisor, at 202-551-3466 or Karen Garnett, Assistant Director, at 202-551-3785 with any other questions.

       Sincerely,

       Kevin Woody
       Branch Chief